Filed by Albertsons Companies, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934   Subject Company: Rite Aid Corporation Commission File No.:  001-05742       The following presentation was provided by members of the Albertsons Companies, Inc. and Rite Aid Corporation management teams during meetings with investors on June 21, 2018.

Albertsons Companies, Inc. SUPPLEMENTAL INVESTOR PRESENTATION JUNE 2018

Forward Looking Statements Important Notice Regarding Forward Looking Statements This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the registration statement on Form S-4 that was filed with the SEC by Albertsons on April 6, 2018, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018 and Amendment No. 2 to the registration statement on Form S-4 filed with the SEC on June 21, 2018, as it may be further amended, in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on March 28, 2018.

Additional Disclosures Additional Information and Where to Find It In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared and Albertsons has filed with the SEC on April 6, 2018 a registration statement on Form S-4, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018 and Amendment No. 2 to the registration statement on Form S-4 filed with the SEC on June 21, 2018, as it may be further amended, that includes a proxy statement of Rite Aid that also constitutes a prospectus of Albertsons. The registration statement is not yet final and will be amended. Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN. Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com. Participants in Solicitation Rite Aid, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons is set forth in the registration statement on Form S-4, including the proxy statement/prospectus that has been filed with the SEC on April 6, 2018, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018 and Amendment No. 2 to the registration statement on Form S-4 filed with the SEC on June 21, 2018, as it may be further amended. Other information regarding the interests of the participants in the proxy solicitation may be included in the definitive proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Disclosures Non-GAAP measures This communication includes certain non-GAAP measures, including EBITDA (Earnings before interest, tax, depreciation, and amortization), Adjusted EBITDA, free cash flow and net debt (collectively, the "Non-GAAP Measures"). These Non-GAAP Measures are performance measures that provide supplemental information that Albertsons and Rite Aid believe are useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing the ongoing operating performance of Albertsons, Rite Aid or the combined company, and thereby facilitate review of its operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to the results of operations of Albertsons, Rite Aid or the combined company may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, Albertsons and Rite Aid believe these Non-GAAP measures provide helpful information to analysts and investors to facilitate a comparison of their operating performance to that of other companies. A reconciliation of the Non-GAAP Measures to the most directly comparable GAAP financial measures are included at the end of this communication. Additional information regarding these Non-GAAP measures are available in previously disclosed SEC filings of Albertsons, Albertsons Companies, LLC and Rite Aid. The appearance of Non-GAAP Measures in this communication should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Except as otherwise noted herein, a reconciliation of Non-GAAP Measures has not been provided because such reconciliation could not be produced without unreasonable effort.

Executive Summary The Safeway acquisition is expected to generate synergies of $823 million on a full run rate basis, compared to an expectation of $800 million at transaction close, on schedule and largely as planned The financial benefits of these synergies has been masked by an unprecedented 19-month period of food deflation, during the same period as synergies were being realized Food deflation drove retailers to promote heavily to improve sales, resulting in intense competition Albertsons invested in price like its competitors, but its 3rd quarter price investment was unproductive Albertsons implemented a more targeted price investment strategy late in the 3rd quarter The conversion to Safeway systems also impacted results, as shrink temporarily increased Some of the increase reflects a shift from cost accounting to the retail method Consolidation of five distribution centers down to two in Southern California resulted in changes in supply to stores, causing disruption and some loss of product Fortunately most of this is behind us We are executing detailed action plans to reduce shrink, with shrink down 30 basis points in the 4th quarter over the 3rd, with the trend continuing in the first quarter DC conversions that involve changes in sources of supply are substantially complete, and the entire conversion to in-house is on track to be complete by this September In Q4’17, we had the best EBITDA quarter since the Safeway acquisition, exceeding the same quarter in both FY’15 & FY’16 historical financial overview & Fy’18 outlook (FYE, $ in millions) (FYE, $ in millions) (FYE, $ in millions) (FYE, $ in millions) Gross Profit / % Margin Revenue Adj. EBITDA / % Margin Free Cash Flow / % Conversion (1) Note:Fiscal year ended 2/28/2015 represents unaudited pro forma financial information including Safeway prior to the acquisition date of 1/30/2015. (1)Free cash flow defined as Adjusted EBITDA less Capex. Conversion defined as Adjusted EBITDA – Capex / Adjusted EBITDA. 1.5 - 2.0% ID Sales

Longest food deflation in history but reverted to MODERATE inflation in July 2017 Source: U.S. Bureau of Labor Statistics

Albertsons ID SALES & KEY OPERATING METRICS ID Sales %(1) and Food at Home Inflation Calculated irrespective of date of acquisition. After adjusting for the positive sales impact in one of our divisions during the second quarter of fiscal 2014 resulting from a labor dispute at a competitor that caused a temporary closure of its stores. Announcement of SWY acquisition (March’14) & the start of integration planning 19 months of consecutive deflation, the longest in history Significant improvement in ID sales post SUPERVALU transaction Food at Home Inflation

FY’17 SUMMARY ($ in millions) FY’17 Quarterly Financials Q1 & Q2’17: ID sales of -2.0% during the first two quarters of fiscal 2017 were impacted by food price deflation ID sales also impacted by investments in promotions and prices to respond to the competitive environment Higher shrink expense and temporary supply chain cost increases related to the transition / conversion of distribution centers Q3’17: During Q3, we invested heavily in order to attempt to drive identical store sales, but we experienced disappointing results from these investments, with identical store sales (excluding fuel) declining 1.8% Implemented a change in strategy with more focused approach to promotions and price investment late in the quarter Q4’17 ID sales turned positive, +0.6% The best EBITDA quarter since the Safeway acquisition, exceeding the same quarter in both FY’15 & FY’16 Adjusted EBITDA was $712 million, or 5.1% of sales, up $25 million in the quarter compared to last year Commentary

Safeway integration was disruptive to the business in FISCAL 2017 but is ON TRACK TO be completed by SEPTEMBER 2018 FACTS TO DATE: ~19 million shelf tags and signs hung in stores ~70,000 store employees trained ~566,000 live training hours delivered 783 trainers actively deployed Significant in-house integration expertise and capabilities and a dedicated integration team

SAFEWAY SyNERGy REALIZATION $522 $630 $750 $823 $823 Full Run Rate Synergies $823M by end of FY’18 ($ in millions) Year-end Run-rate Synergies Breakdown of Realized Safeway Synergies

FY'18 GUIDANCE

FY'18 Outlook(1)

- We expect continuation of positive ID sales momentum and ID sales to growth of 1.5% to 2.0% in FY'18, with the growth weighted to the second half of FY'18
- We expect continued improvement in our operating results and are confident in achieving EBITDA of ~$2,700m, which is primarily attributable to:
  - $170m of improvement in shrink expense (30 bps), which had been elevated in part by system conversion activities
  - $100m of incremental Safeway synergies from DC consolidation and elimination of TSA fees paid to SUPERVALU as we convert all remaining stores in Jewel, Shaws and Acme and associated DCs
  - $30m of other items include identified cost reduction initiatives, margin improvement from increasing Own Brands penetration and fresh mix-shift, partially offset by union contract, minimum wage and other normal cost increases
- We expect to spend ~$1.2bn in Capex in FY'18
- Continue to upgrade our stores by focusing on remodels and resets, accelerate investment in technology, eCommerce, supply chain automation as well as file buys

FY'17 – FY'8E Adj. EBITDA Bridge(2)


($ in millions)
$2,398
~$170
~$100
~$30
~$2,700
EBITDA FY 2017A
Inventory Shrink Improvement
Remaining Safeway Synergies
Other(3)
EBITDA FY 2018E

Source: Management estimates.
(1) Based on FY 2018E Albertsons management outlook as reported in Albertsons' Form 8-K filed with the SEC on April 11, 2018.
(2) Represents estimates for FY'19E ending February 2019.
(3) Includes offset of union contract, minimum wage and other normal cost increases.

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Appendix E-commerce and digital update

$1BN ECOMMERCE TARGET FOR FY'18


DriveUp &Go
Plated.
instacart
$154m
$222m
$244m
$345m(1)
$1bn
2007
2015
2016
2017
2018E
2020E

Key Capabilities

Building Breadth of Services

- Rolled out Home Delivery & Rush Delivery Nationwide
- Built our own fleet to 1,000 trucks and 1,200+ drivers
- Expand Drive Up & Go to 500 stores in FY'18
- Focus on growth in Business-to-Business delivery

Building Depth of Customer Choices

Growing Partnerships

- Instacart expansion
- Specialty Offerings: Rx, FTD, wine, pet, baby, and more
- Grubhub (pilot underway)
- Infinite aisle marketplace providing unique assortment not available in stores

Growing Acquired Revenues

- Plated meal kit subscription service
- Offer Plated in 650+ stores in FY'18 available through Home Delivery

Enhance Future Capabilities

- Building Virtual Store Fronts to provide targeted offerings in Fresh & Organic foods
- Enhanced platform provides frictionless integrated shopper experience
- Aggressively grow Home Delivery with marketing investment
- Investing in operations, automation and data driven management
- Broaden and deepen our partnerships with 3rd party services

(1) Includes partial year sales from Plated and Instacart partnership.

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GROWING OUR ECOMMERCE CAPABILITIES IS CRITICAL TO OUR OVERALL STRATEGY

Seamlessly providing what the customers want, where, when and how they want it

Commitment to same-day convenience across Food, Health and Wellness

Albertsons' home grown eCommerce offerings	instacart	Plated.	Rite Aid Drive Thru pharmacies and home delivery
		 Say hello to the perfect cooking experience. It's in the box.	
Grocery delivery business with loyal customer base and **double digit YoY order growth** (1,000 trucks, 2,500 employees)	**Rush delivery** covering over **1,700** Albertsons stores, ramping up to **2,000+ by middle of FY'18**	Goal is to double Plated revenue this year, and we are currently on track	**1,350+ stores** currently offer Drive-Thru capabilities
On track for **500 Drive Up & Go pick up points** by end of FY'18	Ramping up aggressively, and targeting to be over **$400m run-rate** by end of FY'18	In-store offering will be **in 650+ premium stores by end of FY'18**	**~50% of stores** provide Rx delivery service

Intent to further partner with Rite Aid to offer same day front end and pharmacy services

Anticipate doubling Plated subscriber base and revenue in FY'18

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MULTI-FUNCTIONAL ECOMMERCE SOLUTIONS



Home delivery

- New eCommerce website & App rolled out to all divisions
- 14% increase in web conversion and 65% increase in mobile conversion
- Pushing operational improvements through new detailed operations playbook
- Goals & metrics to track progress, algorithm-driven guidelines for labor scheduling
- Piloting pricing model to improve pricing perception for online sensitive items
- Big push on marketing: in-store tactics, better leveraging digital marketing, CPG funded vendor offers and direct calls and reach-out for our B2B customers

DriveUp & Go

Drive Up & go

- Goal of 500 locations in FY'18, currently operating 100 stores
- Technology change giving visibility of all Drive Up & Go locations within 50-mile radius
- 2 hour window between order and pick-up
- Additional density in market and advertising to significantly drive revenue instacart

Rush delivery

- Delivered within 1-2 hours from ordering
- Successfully rolled out to over 1,700 stores
- Positive customer response and steadily climbing revenues
- Launching virtual stores on Instacart Marketplace to compete directly with all natural & organic retailers
- Expanding coverage to our full footprint, including smaller markets and markets where Instacart does not have a presence by end of Q3

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continuously Evolving Ecommerce capabilities Plated First omni-channel meal kit offering with national scale Time-saving solution, additional convenience Address new channels with focus on families (larger portions, higher profits) Roll out in-store product to 650+ premium stores in all divisions Business to Business Build our brands and offerings Ready-to-Eat Food Infinite Aisle Plan to aggressively grow B2B customers Tend to be high repeat customers, and order in bulk B2B business accounts for 14% of eCommerce sales Pharmacy, Health and Wellness, wine, floral, baby and pet are all a part of meeting the customers’ needs Reach new consumers we are not servicing and reach markets we are not in today Time starved consumers enjoy convenience of on-line shopping Launched pilot with Grubhub in our stores Gauge performance in “ready-to-eat foods”, when listed alongside restaurants Based on learnings, explore enlisting similar delivery services such as Uber Eats and others Marketplace: “Infinite Aisle” of products, to invite additional vendors to enlist on the marketplace Huge value add to customers: Access to large number of innovative items from small brands not available in stores Gives us proprietary market data on emerging food Expect to launch over 100k SKUs and continue to build on this base aggressively Growing Digital, loyalty & Rewards Personalized Deals Saves customers money with personalized deals, coupons, free items and rewards Using data to generate 400m personalized deals per week Increases basket size and drives trips for our 13m registered households Changing customer shopping patterns by encouraging customer to buy in categories they are not currently Gas Rewards Expanded Rewards Albertsons Performance Media Rewarding our most loyal customer Redeemers’ baskets are 2.5x larger than non-redeemers Customers can receive up to a dollar off per gallon Redeemable at 5,000 partner stations or our 390+ fuel stations Creates a return trip to the store Provides flexibility on how customer spend their points Appeals to customers not participating in fuel rewards Early data: Sales to cost ratio is more favorable than fuel only Drives sales and brand awareness with effective personalized offers and content Enable us to sell media services to CPGs to increase marketing Track and measure reach with closed loop purchase conversion Target our customers and amplify merchandising programs CPGs have increased digital investment to drive targeted sales with us

Reconciliations

ALBERTSONS – RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (Q4 AND FULL YEAR ENDING FEBRUARY 2018)

($ in millions)	Q4 FYE February 2018	Full Year FYE February 2018
Net income	**$388**	**$46**
Depreciation and amortization	436	1,898
Interest expense, net	196	875
Income tax benefit	(373)	(964)
EBITDA	**$647**	**$1,855**
Adjustments:		
Gain on interest rate and commodity hedges, net	(1)	(6)
Acquisition and integration costs (1)	56	218
Loss (gain) on debt extinguishment	0	(5)
Equity-based compensation expense	21	46
Net (gain) loss on property dispositions, asset impairment and lease exit costs	(0)	67
Goodwill impairment	--	142
LIFO (benefit) expense	(21)	3
Facility closures and related transition costs (2)	1	12
Other (3)	8	65
Adjusted EBITDA	**$712**	**$2,398**

Source: Albertsons Form 8-K dated April 11, 2018.

(1) Primarily includes costs related to acquisitions, integration of acquired businesses, expenses related to management fees paid in connection with acquisition and financing activities, adjustments to tax indemnification assets and liabilities and losses on acquired contingencies in connection with the Safeway acquisition.

(2) Includes costs related to facility closures and the transition to our decentralized operating model.

(3) Primarily includes lease adjustments related to deferred rents and deferred gains on leases. Also includes amortization of unfavorable leases on acquired Safeway surplus properties, estimated losses related to the security breach, changes in our equity method investment in Casa Ley, fair value adjustments to CVRs, foreign currency translation gains, costs related to our initial public offering and pension expense in excess of cash contributions.

20

Albertsons – Reconciliation of operating income to adjusted ebitda (FY ending February 2019 guidance) Source:Albertsons Form 8-K dated April 11, 2018. Primarily includes forecasted costs related to integration of acquired businesses, acquisitions and amortization of management fees paid. Primarily includes forecasted LIFO expense and lease adjustments related to deferred rents and deferred gains on leases and estimated net costs incurred on acquired surplus properties. FYE February 2019 Guidance Range ($ in millions) Low High Operating income $475 $550 Adjustments: Depreciation and amortization 1,900 1,890 Acquisition and integration costs (1) 155 145 Equity-based compensation expense 45 40 Other adjustments (2) 105 95 Adjusted EBITDA $2,680 $2,720